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October 23, 2002
7.30am (UK time) – 8.30am (CET)

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OMV: New oil and gas exploration license granted in Pakistan

- **Exploration license awarded for the Nawabshah block, covering 2,339 km²**
- **Initial exploration term is scheduled for three years**

OMV, the Central European oil and gas group, announces that today it has been awarded a new petroleum exploration license for the Nawabshah block in the Sindh province in south eastern Pakistan, covering 2,339 square kilometers (km²). Helmut Langanger, OMV Executive Board member with responsibility for Exploration and Production (E&P), commented: "The development of Pakistan as one of our core E&P regions is a key part of our strategy to double our daily oil and gas production to 160,000 boe/d by 2008. OMV's participation in the Nawabshah block reflects our continuing confidence in Pakistan as an investment destination with its high exploration potential and attractive fiscal regime. This additional exploration license will complement our existing portfolio in south eastern Pakistan."

Simultaneously, petroleum concession and joint operating agreements were also signed between the parties. The joint venture, of which Tullow is the operator, is obliged to carry out geological and geophysical studies and reprocess 500 to 1,000 kilometers of seismic data during the initial term of three years with a minimum expenditure obligation of over USD 0.3 mn. Further, there is a contingent obligation to carry out 300 line kilometers of seismic survey and drill one exploration well, with a minimum expenditure obligation of USD 6.2 mn.

Notes to editors:

Consortium partners for the exploration of Nawabshah, Block No 2568-11:

30%	OMV (Pakistan) Exploration GmbH
45%	Tullow Pakistan (Developments) Limited, operator
25%	Tullow Pakistan (Operations) Private Limited

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. It currently has 117 employees, of whom 93 are Pakistanis and 24 are expatriates. In 1993 the Miano natural gas field was discovered in the first drilling, Miano 1. Production began at the end of December 2001, with a daily sales volume of 2.5 million m³ of natural gas, which covers 5% of Pakistani natural gas needs. OMV has a 17.7% stake in the Miano field. In 1998 OMV discovered the large Sawan natural gas field, which was declared commercial in December 1999. The development of the field, which has usable reserves of 35 billion m³, is being carried out in two stages. Production with a daily sales volume of 9 million m³ of natural gas is scheduled to start at the end of 2003. OMV has a 19.7% stake in Sawan. Along with Austria, Libya, the UK and Australia Pakistan will become a core region of OMV's E&P operations.

- Ends -

For further information, please contact:

Brigitte H. Juen, Investor Relations Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page: http://www.omv.com

Next result announcement **January–September 2002** on November 12, 2002